Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 2, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On March 2, 2006, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated March 1, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan (Signature)
March 2, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 2628)

ANNOUNCEMENT

This clarification announcement is made concerning certain media reports in relation to the Company’s possible cooperation with strategic investors.

The board of directors of the Company (the “Board”) wishes to state as follows:

1. The Board has noted the recent media reports concerning the Company’s plan to have a strategic tie-up with strategic investors. The Board wishes to advise that the Company has not convened a board meeting to discuss this matter.

2. The Company has subscribed for certain China Construction Bank Corporation (“CCB”) (Stock Code: 0939) shares at the time of CCB Initial Public Offering for investment purposes but did not explore or enter into any negotiation with CCB on future strategic cooperation between the two parties. The content of the media reports is therefore not accurate.

3. The Board will make a formal announcement in full compliance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) as and when an agreement has been reached with any strategic investors or that a decision has been made by the Board to form alliance with strategic investors.

Save as disclosed above, the Board confirms that there are no other matters which are disclosable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

In the meantime, shareholders and potential investors of the Company should exercise caution when dealing in the shares of the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

The Board comprises of:

Executive directors: Yang Chao, Wu Yan

Non-executive directors: Miao Fuchun, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang

Hong Kong, 1 March 2006